UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727107

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on June 27, 2016 (as amended to date, the “Schedule 13D”), relating to the ordinary shares, par value $0.00004 per share (“Ordinary Shares”) and American depositary shares, each representing one Ordinary Share (“ADSs”), of Bitauto Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

Merger Agreement

On June 12, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Yiche Holding Limited (“Parent”) and Yiche Mergersub Limited (“Merger Sub”), a wholly owned Subsidiary of Parent, pursuant to which the Issuer will be acquired by an investor consortium led by Morespark, an affiliate of Tencent, and Hammer Capital Opportunities Fund L.P. (acting through its general partner Hammer Capital) in an all-cash transaction (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Issuer (each, a “Share”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive $16.00 in cash without interest, and each outstanding American depositary share of the Issuer (each, an “ADS,” representing one Share) will be cancelled in exchange for the right to receive $16.00 in cash without interest, except for (a) certain Shares (including Shares represented by ADSs) owned by affiliates of Tencent, an affiliate of JD.com, Inc., and affiliates of Mr. Bin Li, chairman of the board of directors of the Issuer, which will be rolled over in the transaction, (b) Shares (including ADSs represented by Shares) owned by Parent, Merger Sub, the Issuer or any of their respective subsidiaries, (c) Shares (including ADSs represented by Shares) held by the ADS depositary and reserved for issuance, settlement and allocation upon exercise or vesting of Issuer’s options and/or restricted share unit awards and (d) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the laws of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with the laws of the Cayman Islands.

The Merger is currently expected to close in the second half of 2020 and is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Issuer’s shareholders. If completed, the Merger will result in the Issuer becoming a privately held company, and its ADSs will no longer be listed on the New York Stock Exchange.

Limited Guarantee and Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Morespark entered a limited guarantee agreement (the “Limited Guarantee”) in favor of the Issuer whereby Morespark agreed to irrevocably and unconditionally guarantee 80% of Parent’s obligation to pay the Issuer the Parent Termination Fee (as defined in the Merger Agreement) if and as required pursuant to the terms of the Merger Agreement, up to $24,000,000, as well as an equity commitment letter (the “Equity Commitment Letter”) with Parent confirming its commitment to contribute to Parent or any other person as directed by Parent cash in the amount of $698,955,034 (subject to certain adjustments as set forth in the Equity Commitment Letter) in exchange for equity securities of Parent for the purpose of funding the Merger consideration and fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

Support Agreement

Parent, Morespark, Dongting and THL entered into a support agreement dated June 12, 2020 (the “Support Agreement”) whereby Morespark, Dongting and THL agreed (a) to vote in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the Merger and any other transactions contemplated by the Merger Agreement and (b) the Rollover Shares (as defined in the Support Agreement) will be cancelled at the closing of the Merger in consideration for the newly issued shares of Parent to be subscribed for by Morespark.

Interim Investors Agreement

In connection with the Merger Agreement entered on June 12, 2020, Morespark, Dongting, THL and additional Investors (as defined in the Interim Investors Agreement) entered into an interim investors agreement (the “Interim Investors Agreement”) in order to establish certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Investors with respect to, among other things, the Merger Agreement, Limited Guarantee Agreement, Equity Commitment Letter and Support Agreement, and the transactions contemplated thereby.

The foregoing descriptions of the Merger Agreement, Limited Guarantee, Equity Commitment Letter, Support Agreement and Interim Investors Agreement (each a “Merger Document”, and collectively, the “Merger Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of each such Merger Document, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

Subject to the terms of the Merger Documents, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Merger, the Reporting Persons may engage in discussions with management, the Board of Directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger. There can be no assurance, however, that any proposed transaction, including the Merger, will receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Merger Documents and is incorporated herein by reference. A copy of each of the Merger Documents is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

9	Agreement and Plan of Merger, dated June 12, 2020, by and among Yiche Holding Limited, Yiche Mergersub Limited and Bitauto Holdings Limited (incorporated by reference to Exhibit 99.2 to Bitauto Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on June 15, 2020).

10	Limited Guarantee, dated June 12, 2020, by Morespark Limited in favor of Bitauto Holdings Limited.

11	Equity Commitment Letter, dated June 12, 2020, by Morespark Limited in favor of Yiche Holding Limited.

12	Support Agreement, dated June 12, 2020, by and among Yiche Holding Limited, Morespark Limited, Dongting Lake Investment Limited and THL E Limited.

13	Interim Investors Agreement, dated June 12, 2020, by and among Morespark Limited, Dongting Lake Investment Limited, THL E Limited and certain additional investors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2020

DONGTING LAKE INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

MORESPARK LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

THL E LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory